Exhibit 99.3

Theratechnologies Announces Financial Results for Second Quarter of 2013

Montreal, Canada – July 10, 2013 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the second quarter ended May 31, 2013.

Second quarter financial highlights

•	Revenues of $2,331,000
•	Royalties of $872,000
•	Decrease in expenses for selling & market development, general & administrative and R&D by 20.9 percent to $2,766,000 in total
•	Net loss of $1,382,000
•	$13,726,000 in liquidities available at quarter-end

“Financial parameters are now going in the right directions. After going through significant cost-control measures, we are keeping expenses under tight control while working on generating more revenues from EGRIFTATM in the United States and elsewhere around the world,” said Luc Tanguay, President and Chief Executive Officer of Theratechnologies.

“In the short term, our focus will be to support our partner in Latin America towards the approval in Mexico and Brazil, to meet with local regulatory authorities to better assess our re-filing strategy in Europe and to prepare for the meeting with the scientific advisory committee of Health Canada,” concluded Luc Tanguay.

Second Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended May 31, 2013, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the second quarter ended May 31, 2013, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly royalties received from EMD Serono on EGRIFTATM sales to U.S. customers, sales of EGRIFTATM to EMD Serono for re-sale and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three- and six-month periods ended May 31, 2013 amounted to $2,331,000 and $4,130,000 compared to $2,656,000 and $5,846,000 in the comparable periods of fiscal 2012.

Revenue generated from the sale of goods in the three- and six-month periods ended May 31, 2013 was $996,000 and $1,447,000 compared to $856,000 and $2,135,000 in the comparable periods in fiscal 2012, reflecting variations in the transfer price and the quantities shipped. The 2013 transfer price for EGRIFTATM is lower than it was in the comparable periods of 2012 as a result of the single-vial presentation introduced in October 2012. The percentage markup that we are entitled to under the terms of our agreement with EMD Serono is unchanged. In the second quarter of fiscal 2013 the quantity shipped was higher than in the comparable quarter of fiscal 2012 while in the first quarter the quantity shipped was lower than in the comparable quarter of fiscal 2012. While our shipments can be expected to track sales to customers over time, they vary significantly in the short term as a function of EMD Serono’s procurement policies.

Royalties were $872,000 and $1,756,000 in the three- and six-month periods ended May 31, 2013, compared to $731,000 and $1,572,000 in 2012. The reported royalties in the fiscal 2013 periods include the actual royalties earned from December 1, 2012 until March 31, 2013 and an estimate of the royalties earned in April and May of 2013. In the fiscal 2012 periods, the reported royalties include the actual royalties earned from October 1, 2011 until March 31, 2012.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $463,000 and $927,000 for the three-and six-month periods ended May 31, 2013, compared to $1,069,000 and $2,139,000 in the comparable periods of fiscal 2012. The lower amortization amounts in Fiscal 2013 reflect an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

For the three- and six-month periods ended May 31, 2013, the cost of sales of EGRIFTATM amounted to $1,065,000 and $1,733,000 compared to $692,000 and $2,029,000 in the comparable periods of 2012. Cost of sales includes the cost attributed to goods sold in the period as well as other costs related to the manufacture and supply of EGRIFTATM. In 2013, these other costs include: the costs related to implementing manufacturing corrective measures required by the Brazilian regulatory authorities, a loss of $192,000 which occurred during the conversion of raw materials into finished goods in January 2013 as well as costs associated with our actions to remedy the production issues and resume production. Variations in gross margins are expected to continue due to the absorption of indirect manufacturing costs. Cost of sales is detailed in note 5 “cost of sales” of our unaudited consolidated financial statements for the three- and six-month periods ended May 31, 2013 and May 31, 2012.

Research and development, or R&D, expenses, net of tax credits, for the three- and six-month periods ended May 31, 2013 were $1,791,000 and $3,246,000 compared to $1,410,000 and $2,723,000 in the comparable periods of 2012. R&D expenses in 2013 are principally our share of the costs of the two Phase 4 clinical trials, and expenses associated with pursuing regulatory approvals. In 2012, R&D activities included developing a new formulation of EGRIFTATM, the preclinical development of TH1173 as well as the pursuit of regulatory approvals.

Selling and market development expenses for the three- and six-month periods ended May 31, 2013 amounted to $69,000 and $131,000 compared to $256,000 and $517,000 in the comparable periods of 2012. Our selling and market development expenses activities are now principally the costs associated with managing relationships with commercial partners.

General and administrative expenses for the three- and six-month periods ended May 31, 2013 amounted to $906,000 and $1,873,000 compared to $1,795,000 and $3,838,000 in the comparable periods of 2012. The expenses are considerably lower in 2013, reflecting the benefits of restructuring and adjustments to remuneration.

There were no restructuring costs incurred in the three months ended May 31, 2013. However, in the first three months of fiscal 2013, we reversed restructuring costs in the amount of $3,093,000, which compared to an expense of $6,173,000, including an onerous lease provision of $4,055,000, in the comparable period of 2012. The lease amendment agreement in April 2013 triggered the reversal of the remaining portion of this provision in the amount of $3,119,000 after deducting expenses related to the agreement.

Finance income for the three- and six-month periods ended May 31, 2013 was $166,000 and $326,000 compared to $241,000 and $518,000 in the comparable periods of 2012. Interest revenues in 2013 were lower than 2012 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three- and six-month periods ended May 31, 2013 were $31,000 and $71,000 compared to $51,000 and a gain of $16,000 in the comparable periods of 2012.

Taking into account the revenues and expenses described above, the net loss for the three-month period ended May 31, 2013 was $1,382,000. For the six-month period ended May 31, 2013, we recorded a net profit of $478, 000. These results compare to net losses of $1,417,000 and $8,901,000 in the comparable periods of 2012. On a per share basis, the net loss for the three-month period ended May 31, 2013 $0.02 and the net profit for the six-month period was $0.01. These results compare to net losses of $0.02 and $0.15 in the comparable periods of 2012.

As at May 31, 2013, liquidities, which include cash and bonds, amounted to $13,249,000 and tax credits and grants receivable amounted to $477,000, for a total of $13,726,000 compared to $20,924,000 at November 30, 2012.

Cash flows used in operating activities for the three-month period ended May 31, 2013 amounted to $4,071,000, which includes the one-time fee of $1,800,000 paid in respect to the lease amendment agreement, compared to $4,440,000 in the comparable period of 2012. In the six months ended May 31, 2013, cash flows used in operating activities were $6,955,000 (including the one-time fee of $1,800,000) compared to $12,369,000 in the comparable period of 2012.

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-732-6870 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until July 24, 2013, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21661229.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding: the regulatory approval of EGRIFTATM in various territories outside of the United States, including Mexico and Brazil, our capacity to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM and the revenue growth coming from the sale of EGRIFTATM in the United States and in other territories.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: EGRIFTATM will receive approvals in various territories outside of the United States, including Mexico and Brazil, no additional clinical studies will be required by regulatory authorities outside of the United States to obtain these regulatory approvals, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free, the prescription base in the United States for EGRIFTATM will continue to grow and there will exist a reasonable likelihood of success that EGRIFTATM will be approved in Europe or in certain European countries leading us to re-file a marketing authorization application.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, but are not limited to, the following: the risk that EGRIFTATM is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, including Mexico and Brazil, the risk that the royalties generated from sales of EGRIFTATM in the United States do not increase or that they decrease, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

NATIONAL Public Relations

Phone: 514-843-2393

5